Full Truck Alliance Co. Ltd.

No. 123 Kaifa Avenue Economic and Technical Development Zone, Guiyang Guizhou 550009 People’s Republic of China	Wanbo Science and Technology Park, 20 Fengxin Road Yuhuatai District, Nanjing Jiangsu 210012 People’s Republic of China

June 17, 2021

VIA EDGAR

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Mr. Stephen Krikorian, Accounting Branch Chief
Mr. Ryan Rohn, Senior Staff Accountant
Ms. Jan Woo, Esq., Legal Branch Chief
Mr. Matthew Crispino, Esq., Staff Attorney

Re:	Full Truck Alliance Co. Ltd.
Registration Statement on Form F-1, as amended (File Number: 333-256564)
Registration Statement on Form 8-A, as amended (File Number: 001-40507)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Full Truck Alliance Co. Ltd. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at, 4:00 P.M., Eastern Daylight Time on June 21, 2021, or as soon as practicable thereafter.

The Company also requests that the Registration Statement on Form 8-A, as amended (File Number: 001-40507), under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing Class A ordinary shares of the Company (the “Registration Statement on Form 8-A,” together with the F-1 Registration Statement, the “Registration Statements”), be declared effective concurrently with the F-1 Registration Statement.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Simpson Thacher & Bartlett LLP.

The Company understands that Morgan Stanley & Co. LLC, China International Capital Corporation Hong Kong Securities Limited and Goldman Sachs (Asia) L.L.C. on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter delivered to you today.

Very truly yours, FULL TRUCK ALLIANCE CO. LTD.

By:	/s/ Peter Hui Zhang
Name:	Peter Hui Zhang
Title:	Chairman and Chief Executive Officer